July 3, 2025

Steven McClurg
Chief Executive Officer
Canary Marinade Solana ETF
c/o Canary Capital Group LLC
8 Cadillac Drive, Suite 300
Brentwood, TN 37027

       Re: Canary Marinade Solana ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 13, 2025
           FIle No. 333-282903
Dear Steven McClurg:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
2. Please identify the exchange on which the Shares will be listed and traded and tell us the status of the exchange's plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
3. Please direct us to any publicly available information about the Pricing Benchmark, or tell us why you are unable to do so.
 July 3, 2025
Page 2
Cover Page

4. It appears you intend to allow for creations and redemptions in-cash and in-kind. If true, please revise the third and fourth sentences in the second paragraph of the prospectus cover page to make this clear. In addition, please make corresponding revisions to similar disclosure providing only descriptions of cash creations and redemptions throughout the prospectus, including but not limited to your disclosure on pages 10, 70, and 73.
5. We note your disclosure here and throughout the prospectus that "[t]he portion to be staked will be fixed on or before the start date of the Trust." Please confirm that you will disclose the percentage to be staked in a pre-effective amendment. Statement Regarding Forward-Looking Statements, page ii

6. We note your disclosure that "neither the Trust, the Sponsor, nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements." Please delete this statement as it is not appropriate to disclaim responsibility for disclosure in your registration statement. Prospectus Summary
Overview of the Trust, page 1

7. Please disclose the "limited circumstances" under which Shareholders have voting rights under the Trust Agreement.
8. We note your disclosure that the Custodian carries insurance provided by private insurance carriers. Please disclose, if accurate, that the insurance maintained by the
       Custodian is shared among all of such Custodian's customers, is not specific to the
       Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.
9.     We note your disclosure that you intend to implement a staking program.
Please
       revise to provide a materially complete description of your planned staking program, policies and procedures.
The Staking Provider, page 7

10. Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the
       Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work and clarify the risk management practices you refer to on page
       36 that the Sponsor will undertake to manage liquidity risk, and any other staking-
       related risks. Please also quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement.
SOL, SOL Markets, and Regulation of SOL, page 12

11. Where appropriate, please expand your disclosure to also address any planned material updates to the Solana Network.
 July 3, 2025
Page 3
Market Participants
Validators, page 14

12. Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:
           How the staking rewards are calculated;
           The historical range of rewards due to differing levels of network congestion; and
           The reward frequencies.
Solana Protocol Development and Modifications
Forms of Attack Against the Solana Network, page 15

13. We note your disclosure that "the top three largest staking pools controlled approximately [93.5%] of the SOL staked on the Solana Network." Please identify the three largest staking pools and disclose the percentage of SOL each staking pool controls.
SOL Market and SOL Exchanges, page 17

14. We note your disclosure regarding the SOL spot markets. Please expand your disclosure to discuss the futures market for SOL.
Risk Factors
Risks Associated with SOL and the Solana Network
The Trading Prices Of Many Digital Assets, page 21

15. Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.
In the Event Of a Hard Fork Of The Solana Network, page 29

16. We note your disclosure that in the event of a hard fork of the Solana Network, the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust's purposes. In an appropriate section of the prospectus, please disclose the Sponsor's policies and procedures for making this determination. Validators May Suffer Losses Due To Staking, Or Staking May Prove Unattractive To
Validators, page 33

17. We note your disclosure that at present, "slashing on the Solana Network is not enforced through protocol-level automation but may be applied manually through social consensus following significant validator misconduct." To provide context, please also disclose the number of times that slashing has been applied on the Solana
       Network. Where you disclose the risk of loss of SOL due to slashing, please accompany such disclosure with this information and the fact that the Solana Network does not currently implement slashing.
 July 3, 2025
Page 4
18. We note your disclosure that "[u]nstaking can take from one to several epochs to complete" and that "[o]n the Solana Network, an epoch is approximately two days in length." Please revise to disclose with more specificity the time it takes to unstake
       SOL.
Risks Associated with Investing in the Trust, page 45

19. We note your disclosure on page 75 that the Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders' consent. Please revise to include related risk factor disclosure.
20. We note your disclosure on page 97 regarding the exclusive jurisdiction provision. Please add a risk factor regarding the exclusive forum provision, clearly
       describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability. Please also disclose that Shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
21. Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust's SOL that remains un-staked, to the extent applicable.
Liquidity Risk, page 46

22. To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the SOL market, and compare the size and liquidity of the
       SOL market to that of crypto assets that underlie other currently available exchange traded products. Please also revise to expand your discussion in this section to include liquidity risks resulting from staking.
The Trust and SOL Prices
The Pricing Benchmark, page 67

23. Please describe the material terms of any license agreement that the Benchmark and the Sponsor have entered into relating to the use of CF Benchmarks Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of
       Regulation S-K.
24. Please include a brief description of each of the Constituent Platforms, including where they are located and how they are licensed or regulated. In addition, please include a table with market share and volume information for each Constituent
       Platform used to calculate the Pricing Benchmark.
25. Please describe the Benchmark Provider's oversight procedures to ensure the integrity of the Pricing Benchmark. If there are no such oversight procedures, please so state.
Calculation of NAV, page 70

26. We note your disclosure on page 70 that "[t]he pause between 4:00 p.m. and 5:30
       p.m. (or later) provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please discuss how any such correction would impact the Pricing Benchmark and/or NAV.
 July 3, 2025
Page 5

27. We note your disclosure on page 56 that the Sponsor expects to utilize pricing information provided by a Secondary Source. Please disclose whether the
       Sponsor has or plans to enter into a licensing agreement or other arrangement with a
       Secondary Source. If so, identify such Secondary Source and describe how the value of SOL will be calculated using that methodology. To the extent you enter into a license agreement with a Secondary Source, please file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K. The Trust's Service Providers
The Sponsor, page 76

28. Please discuss the Sponsor's experience sponsoring exchange traded funds and its specific experience in crypto asset markets.
SOL Trading Counterparties, page 78

29. Please describe the Sponsor's process for approving and monitoring the SOL Trading Counterparties, including any specific criteria for engagement as a
       SOL Trading Counterparty. Also, please disclose the material terms of any
       SOL Trading Counterparty agreements, including the term, termination and indemnification provisions thereof, as applicable.
Custody of the Trust's Assets, page 79

30.    Please revise your disclosure in this section to:
           Clarify whether there is any limitation on the size of each cold storage address; and
           Disclose how and when the Sponsor will notify Shareholders of any decision to add or terminate the Custodian.
Use of Proceeds, page 89

31. To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.
United States Federal Income Tax Consequences, page 104

32. We note that your discussion of tax consequences is based on the assumption that the
       Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund's staking program.
Taxation of U.S. Shareholders, page 105

33. We note your disclosure that Authorized Participants may request an in-kind distribution of Trust assets when an Authorized Participant redeems its Shares at any time prior to 30 business days before the Trust's termination date "if permitted."
       Please revise your disclosure to clarify what is meant by "if permitted."
 July 3, 2025
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Morrison C. Warren